

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2012

Via E-mail
Su Zhi Dai
President, Treasurer and Secretary
Global Seed Inc.
2386 Diary Ashford, Suite 502
Houston, TX 77077

      Re: Global Seed Inc.
             Amendment No. 2 to Registration Statement on Form S-1
             Filed December 19, 2011
             File No. 333-177157

Dear Mr. Dai:

      We have reviewed your responses to the comments in our letter dated December 16, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 2 and reissue. Please revise to clarify the anticipatory nature of your proposed operations. For example on page 15 you state that "[o]ur real estate listings provide photos, features and amenities," that "[your] journal goes beyond real estate listings" and that "[your] journal is a local, free-pick up journal that relies totally on advertising revenue from businesses that want to target a niche in the market of Chinese-Americans." Please revise to clarify that you do not yet publish a journal.

Registration Statement Cover Page

Calculation of Registration Fee, page 2

2. We note your response to our prior comment 3 and reissue as this is an initial public offering and it does not appear that your offering satisfies the conditions of Rule 457(c) of the Securities Act. Please revise or explain to us how your offering satisfies the conditions of Rule 457(c) of the Securities Act.

Prospectus Summary and Risk Factors, page 5

Our Products and Services, page 5

3. We note your response to our prior comment 4. Please revise to reconcile your disclosure in the second paragraph of this section on page 5 of the unmarked version of your registration statement that your projected monthly burn rate is $4,666 with your disclosure in the second to last paragraph of this section that your projected monthly burn rate is $4,000.

4. Please reconcile your disclosure on page 5 that, as of September 30, 2011, your assets consisted of $48,360 with your disclosure on page 17 that, as of September 30, 2011, you had $49,500 or advise.

Marketing and Promotion Strategies, page 16

5. If such information is available, please revise to disclose the number of Chinese Americans in Houston that can read Chinese.

Features of Our Journal, page 17

6. We note your response to our prior comment 19 that you have deleted the statement that "[you] feature . . . design and production" on page 17. However, it appears that you have not deleted this statement. Please revise to remove this statement or advise.

Financial Plan, page 17

7. Please revise the last sentence in the first paragraph of this section to clarify that there is no guarantee that you will be able to raise additional capital through the sale of equity or debt securities and advanced funds from your officer and director.

Revenue and Break-Even Analysis, page 17

8. We note your disclosure on page 17 that you believe that if the journal earned $4,800 in monthly revenue you would "begin earning profits." Please revise to disclose here the cost associated with printing and distributing each monthly journal, including the expenses of hiring sales representatives and other expenses associated with running your business.

Business Strategies, page 18

9. We note your response to our prior comment 23 and reissue. Please revise to address the uncertainties associated with attempting to gain market share by charging a fixed amount less than your competitors, particularly given that there are likely many differences in the

area of distribution size, brand awareness, target markets, frequency of publication, among others. In addition, please address as to how you will determine who your "competitors" are.

10. Please reconcile your disclosure here that your initial circulation will be 2,000 copies with your disclosure on page 21 that your initial circulation will be 1,000 copies.

Employee Agreements, page 19

11. We note your revised disclosure that your "current commission for advertising sale is 15% of the gross sale." Please revise to clarify that you do not yet have sales representatives.

Rule 144 Shares, page 20

12. Please tell us why you believe that Mr. Su Zhi Da can sell 2,500,000 shares of his common stock pursuant to Rule 144 of the Exchange Act.

Management's Discussion and Analysis of Financial Condition, page 21

Plan of Operations, page 21

13. We note your disclosure in this section regarding your "fund raising activities." Please revise to disclose any "fund raising activities" you are currently engaged in or plan to begin.

14. Please reconcile your disclosure that you require $48,000 on page 21 to operate your business for the next 12 months with your disclosure on page 17 that "the projected expenses that will be incurred during the 12 month period will be $50,000."

15. Please revise to add the cost of installing the newsstands here.

Create Our Corporate Website, page 21

16. Please revise to clarify that there is no guarantee that you will be able to achieve the monthly circulation as of the estimated dates and that there is no guarantee that you will ever be able to achieve a monthly circulation of 10,000 copies. Finally, please tell us the basis of your belief that you can achieve a monthly circulation of 10,000 copies within three years.

17. We note your response to our prior comment 28 and reissue in part. Please revise to disclose the estimated cost of adding an electronic version of your journal on your website.

Printing and Publishing, page 21

18. We note your disclosure that you have estimated that the additional design services offered by your independent print contract will be $800. Please add this expense to your table in your Plan of Operations section. In addition, please revise to clarify whether the $800 includes any other services besides designing the advertisements for your advertisers, which you estimate will be "$25 for each advertising design project" on page 16.

19. We note your response to our prior comment 29. Please revise to clarify that there is no guarantee that you will be able to purchase articles for $0.01 per word count.

20. Please revise the third sentence in the second to the last paragraph of this section to state as a belief.

Marketing and Promotion, page 21

21. We note your response to our prior comment 33 and reissue. Please revise to clarify what you mean by your disclosure that "[you will] also offer local journalists to join [your] organization and offer them [a] higher rate of commission to sign up new advertisers."

Exhibit 23.1

22. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Other

23. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: Via E-mail
        Kristie L. Lewis, Esq.